June 23, 2010

Mr. David R. Humphrey, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Canadian Pacific Railway Limited
Supplemental response letter dated June 9, 2010 regarding the
Form 40-F for Fiscal Year Ended December 31, 2009
File No. 1-01342

And

Canadian Pacific Railway Company
Supplemental response letter dated June 9, 2010 regarding the
Form 40-F for Fiscal Year Ended December 31, 2009
File No. 1-15272

Dear Mr. Humphrey:

We respectfully submit the following response to the comment letter, dated June 15, 2010, from the Staff of the Securities and Exchange Commission with respect to the above-referenced filings, addressed to Ms.  Kathryn B. McQuade, Chief Financial Officer of Canadian Pacific Railway Limited (“CP” or the “Company”), regarding the Company’s June 9, 2010 supplemental response letter.

For convenience, we have reproduced the text of each numbered paragraph in the comment letter and follow with our response to each comment.

Form 40-F (Fiscal Year Ended December 31, 2009)
2009 Annual Report
Notes to Consolidated Financial Statements and Management Discussion and Analysis (“MD&A”)

1.
We have reviewed your response to our prior comment 3.  In future filings, please expand your proposed disclosure in Appendix II to disclose the actual adjustment amount in each of the periods presented.  In this regard, in the narrative discussion, please disclose the amount of rail grinding costs that had been previously capitalized.

Mr. David R. Humphrey,
United States Securities and Exchange Commission
June 23, 2010

RESPONSE:

In future filings, we will disclose the actual adjustment amounts in each period reported and will include in the narrative discussion the amount of rail grinding costs that had been previously capitalized.

2.
In addition, in future filings, please disclose your accounting policy with respect to shoulder ballast programs.  We believe the entire paragraph of your response should be disclosed as it provides a clear understanding as to how you account for these costs separately from the underlying asset.

RESPONSE:

In 2009, the cost of shoulder ballast programs was not material to our financial statements and comprised $4 million, which represented only 0.9% of our track renewal program and only 0.5% of our total capital program. We anticipate that the cost of shoulder ballast programs in 2010 will be within a similar range.  While not material to our financial statements, because of the industry-specific nature of ballast programs, we would propose to add additional disclosure to the Properties accounting policy note in the next annual filing in language substantially similar to that set forth below:

“Ballast programs including undercutting, shoulder ballasting and renewal programs which form part of our annual track program are capitalized as this work, and the related added ballast material, significantly improves drainage which in turn extends the life of ties and other track materials.  These costs are tracked separately from the underlying assets and depreciated over the period to the next estimated similar ballast program.  Spot replacement of ballast is considered a repair which is expensed as incurred.”

In subsequent annual filings, we will include, as appropriate, similar disclosures to provide a clear understanding of how we account for the cost of shoulder ballast programs separately from the underlying asset.

3.
We have also reviewed your response to our prior comment 4.  You indicate that ‘maintenance expenditures’ does not have a standardized definition within Canadian or U.S. GAAP, and given the lack of a standardized definition and the judgment involved, it would make it difficult for users to compare your results against other companies.  However, in light of the significance of your maintenance expenses, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of maintenance (and repair) costs that are capitalized and the amounts expensed for each

Mr. David R. Humphrey,
United States Securities and Exchange Commission
June 23, 2010

period presented.  Although not specifically required by GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal maintenance and repair costs.  It could also provide meaningful trend information.  In this regard, we would not object to the presentation of information pertaining to the amounts of maintenance and repair costs that are capitalized, as compared to the amounts expensed, solely in your MD&A.

RESPONSE:

In future annual filings, the requested additional disclosure will be provided in the MD&A under the heading “Critical Accounting Estimates” and will include information pertaining to the amounts that are capitalized to upgrade the railroad, as compared to the expensing of other costs that we consider to be normal maintenance and repair costs.

4.
In response to our prior comment 4, you assert that ‘maintenance expenditures’ does not have a standardized definition within Canadian or U.S. GAAP.  In light of this assertion, along with the complexities involved in your determination of types of costs that should be capitalized, please consider discussing your accounting policy with respect to repairs and maintenance under Property, Plant and Equipment in the Critical Accounting Policies section of your MD&A.

RESPONSE:

In future annual filings, we will provide additional disclosure concerning our accounting policy with respect to maintenance and replacement of properties.  The requested additional disclosure will be provided in the Critical Accounting Estimates section of the MD&A under the heading “Property, Plant and Equipment” and will include disclosure concerning how determinations are made concerning the type of costs that are capitalized.

As requested in the June 15, 2010 comment letter, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Mr. David R. Humphrey,
United States Securities and Exchange Commission
June 23, 2010

Please feel free to contact me at (403) 319-3588 should you have any questions or further comments.

Regards,

/s/ Kathryn B. McQuade

Kathryn B. McQuade
Executive Vice-President and Chief Financial Officer
Canadian Pacific Railway Limited